

EXHIBIT 7: POLICIES TO ADDRESS AND MANAGE CONFLICTS OF INTEREST

Detailed policies may be found in the "Internal Control Manual", the "Code of Conduct", the "Operating Manual", the "General Operating Program", and in the "Human and Material Resources Manual".

Separation of Analysis and Marketing

To avoid conflicts of interest between the areas responsible for the rating process and the collection of fees and charges, the Administration Department is responsible for handling and collecting fees and charges for the services that HR Ratings provides, maintaining this process independent from the areas responsible for credit analysis and ratings. This separation of functions is implemented through the procedure established in the Operating Manual where the Departments of Business Development, and Administration do not participate in the decisions of the Analysis Department and the Analysis Department is not involved in the process whereby the issuers contract company services or for the handling and collection of fees and charges.

Furthermore, secured electronic card access for every side of the office has been implemented to avoid any conflict of interest. Analysts' electronic access cards do not open the administrative or business development office door and administrative or business development electronic access cards do not open the analysis office door.

The Compliance Officer will be responsible for monitoring and overseeing compliance with the foregoing by the two Departments and if any fault is detected, this will be evaluated and analyzed according to the policies and mechanisms to identify, eliminate, or properly manage the conflicts of interest described subsequently.

Income Dependency

To avoid conflicts of interest regarding being paid by issuers, underwriters, obligors to determine credit ratings with respect to securities or money market instruments they issue or underwrite; or being paid by investors to determine a credit rating regarding their investments or transactions that could be favorably or adversely impacted by a credit rating issued by the Nationally Recognized Statistical Rating Organization, HR Ratings will refrain from providing its services when:

1. The revenues that would be received from an entity, issuer, or investor that intends to contract these services, or from members of the same business group or consortium, would represent ten percent or more of HR Ratings' total revenues received the prior fiscal year.

2. The revenues that would be received from each state or municipality would represent five percent or more of HR Ratings' total revenues received the previous year.


3. The sum of the revenues received from a state and its municipalities would represent ten percent or more of HR Ratings' total revenues received the previous year. This condition will only apply when the state acts as guarantor on the operations of the municipalities.

   The calculation of the revenues mentioned above will consider all the revenues that HR Ratings would receive from said states or municipalities, including those for credit quality assessment services for securities issued by trusts on which the state or municipality is the settlor.

Investor Paid Credit Ratings

To avoid conflicts of interest in the event that an investor hires HR Ratings to determine a credit rating:

1. The investor must not inform to HR Ratings its trading position regarding the rated security or entity.

2. The right to provide comments or additional information after the Analysis Committee has assigned the rating will be granted to the issuer or rated entity, and not to the investor.

Analysts' previous employment

To avoid conflicts of interest regarding analysts' previous employments, when a director of analysis or an analyst, in the 12 months prior to the start of the rating process, has served as board member, management, or employee of an entity or issuer rated, or at any entity member of the same business group as the entity or issuer rated, or has had any business dealings that could create a conflict of interest with said entities or issuers, the human resources personnel within the selection process of a new employee, will deliver a copy of the CV´s for the selected candidates, to the Head Compliance Officer, in order that this officer be able to investigate the possibility of conflict of interest. In the event the Head Compliance Officer detects a possible conflict of interest, this officer will inform the company CEO to this effect, and also the Human Resources Director, for the relevant decision to be made.

Personal Investments and Loans, Credits, Goods, Yields, Services, or any Business Relationship

To avoid conflict of interest regarding any personal investments that could generate conflicts of interest, all new Company employees, shareholders and board members will present, on their starting date, using the form contained in Appendix 3 to the Code of Conduct, a statement of the Securities Transactions they hold directly or indirectly in any entity or issuer rated by HR Ratings; and also those of their spouse, partner, or minor-aged children.


In addition, all Company Board Members, management, and employees who operate a Securities Transaction with any entity or company rated by HR Ratings will notify the Compliance Officer using the form contained in Appendix 3 of the Code of Conduct, within 10 business days following the operation of the Transaction in question.

The foregoing notwithstanding, all Company employees and board members must complete and submit Appendix 3 every six months.

Appendix 3 must be accompanied by a brokerage or bank statement in which the referred securities transaction could be verifiable. The aforementioned statements must be not older than 3 months of the date of the appendix submission, and the information non relevant to the disclosed securities transactions may be crossed out.

HR Ratings will maintain on the Agency's electronic system a list of the entities or issuers rated by HR Ratings and which are public (the "Public Ratings List") for HR Ratings employees and board members to consult in order to meet compliance with this section. All Agency employees and board members will have access to this list.

In addition, the Agency will maintain a list of entities or issuers who request privacy or whose initial rating process has been completed, but their rating has not yet been released (the "Private Ratings List"), to which only the Agency Chief Executive Officer, the members of the Compliance, Risk and Operations Departments, the members of the Business Development Department, the senior analysts, and the members of the Board of Directors will have access.

Both client lists will be maintained current on the Agency's electronic system. This system will send biweekly updates of the private ratings list or notifications of newly added clients to the Compliance, Risk and Operations Departments and also to the senior analysts and members of the Board of Directors.

If the employee holds such investment prior to being an HR Ratings employee, will be prohibited from transacting the investment, and the employee will also be prohibited from participating in the credit quality evaluation process (rating process) for the issuer and or offering.

In the event that any technical or management personnel holds such investments, the personnel will be prohibited from participating in the evaluation process given the conflict of interest that may be held for company employees or HR Ratings in accordance with the applicable regulations.

Any investments sought prior to a rating process and which are related to any issuer or offering where the employee is involved in the corresponding rating process, must be reported in writing to the Compliance Officer.


On the other hand, management and technical personnel are required to report the loans, credits, goods, interest rates[1], services or any business relationship that are in the process of obtaining or were obtained from a client, prior to starting any participation in the rating process involving that client, when the loan, credit, good, interest rate, business relationship or service, or business relationship obtained or in the process of obtaining, is on more than an arms length ordinary course of business relationship with clients. Loans, credits, goods, interest rates, services, or business relationships obtained, will be reported using the form contained in Appendix 4 of the Code of Conduct.

Management and technical personnel that have received or are in the process of receiving a loan, credit, good, interest rate, service, or business relationship, which is more than an arms length ordinary course of business relationship with clients, will not participate in the rating process involving said client.

The above notwithstanding, all Company analysts will sign Appendix 4 every six months, disclosing every loan, credit, good, interest rate, service, or business relationship obtained or in the process of obtaining, on more than an arms length ordinary course of business relationship, currently kept with clients, independently of its previous disclosure.

Gifts, Entertainment, and Preferential Treatment

In the event any entity or issuer with which HR Ratings holds a business or services relationship, or any employee of same or of any financial authority, political party, or government or state-involved institution solicits or offers Company technical or management personnel, or any other employee, explicitly or implicitly, any type of remuneration, goods, donation, gift, gratification, or entertainment, the person in question will report this to the Compliance Officer immediately, in writing, regardless whether they have accepted the item or not. Gifts will be reported using the form contained in Appendix 5 to this Code of Conduct.

The Company, its employees, management, and board members are only permitted to accept or receive from any person with which HR Ratings holds a business relationship, or from any of their employees, goods, other than cash, whose value does not exceed US$25 (twenty-five US dollars).

Any offering that would lead to a conflict of interest for the Company or would violate HR Ratings' standards of ethics, the entity, issuer, or person in question will be asked, in writing, by the Business Development Department, to terminate the business relationship informing them of the reasons for such action.

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[1] An interest rate referring to a bank account


Outside activities

It is strictly prohibited to engage in any activity outside the Company that could interfere with or create conflict with the interests of the Company. Company employees, management, board members, and shareholders will need to be authorized by the Compliance Officer, using the form contained in Appendix 13 to the Code of Conduct, before enter the employ and/or engage in any activity outside HR Ratings.

Furthermore, company employees, shareholders, and board members will use the form contained in Appendix 8 to the Code of Conduct in the event that their spouse, partner, or any blood relative to the second degree holds any management or senior management position in any entity or issuer rated by HR Ratings. The family relationship to the second degree includes the parents, children, grandparents, siblings, and grandchildren of the employee. The foregoing notwithstanding, all Company employees, shareholders, and board members will sign this form every six months.

Disclosure of conflicts of interest

Notwithstanding the above, all HR Ratings employees, shareholders, management, and board members are required to disclose to the Compliance Officer, in writing and with copy to the Company Chief Executive Officer and Chief Risk Officer, any personal or financial relationship, either their own or that of any other employee of which they have knowledge, that could generate a conflict of interest regarding any entity, issuer, and/or operation. Conflicts of interest must be disclosed using the form contained in Appendix 7 to the Code of Conduct.

The Compliance Officer, together with the Company CEO and Risk Officer, and, where necessary, a legal advisor, will discuss and analyze real and potential conflicts of interest to determine the appropriate measures to be taken to handle such conflicts, which may include:

• Prohibiting the individual involved in the conflict or potential conflict from participating in any manner in the analysis process for the entity, issuer, and/or operation with which they have the conflict of interest, until such time as the conflict is resolved or confirmed; assigning a different person to take their place in the analysis process.

• Suspending the person's access to all material non-public or confidential information for the entity or issuer with which they have the conflict of interest.

The above is without prejudice of any sanctions that may be applicable.



Post-employment follow-up

HR Ratings will make the best effort to collect as much information as possible of the future employment of any employee that may have participated in the Company's rating processes so as to inform the Securities and Exchange Commission to this effect, in the event that within five years from the end of their service with HR Ratings, the former employee enters the employ of an entity or issuer rated by HR Ratings or any structuring agent with which HR Ratings has or has had a relationship, provided the former employee has held a management position in the company or has been an analyst participating, in any manner, in the rating process for the entity, issuer, or the rating for the instruments or operations of the structuring agent.

The policies for following up on the future employment of former HR Ratings employees are contained in the Human and Material Resources Manual.

Back review of the former employee

When any credit management personnel or analyst terminates their employment with HR Ratings and takes a position with an issuer or entity rated by the Company, when the analyst in question has participated in the rating process, as Credit Officer, Lead Analyst, or part of the analysis team, or with a structuring agent for a security, instrument, or operation in whose rating process such person has participated, HR Ratings will take the following measures:

- When the company have knowledge of the former employee entering the employ of the entity, issuer, or structuring agent, HR Ratings will review the performance of the analyst over the 12 months previous from the date of the termination of their employment with HR Ratings, in terms of the entity or issuer in question.

- The Chief Risk Officer, who reports directly to independent members of the Board of Directors, will perform the post employment follow up review process on the analytical side, with the support of the previous immediate supervisor of the analyst in question, in the terms of what is stated in HR Ratings Code of Conduct.

  If any elements are detected that would presume the rating or ratings had been influenced by a conflict of interest or that these had not been assigned correctly, the Chief Risk Officer will report such situation to the Company's Compliance Officer and the COO, and the latter will be asked to start a re-rating process according to the procedure contained in the HR Ratings Operations Manual for the assignment of the ratings.


In such case, HR Ratings will publish the change of rating or the confirmation of the rating, accordingly, within fifteen calendar days following the date on which it was found that the rating could have been influenced by a conflict of interest.

If the change of rating or the confirmation of the rating is not published within the time indicated in the previous paragraph, HR Ratings will publish a press release indicating that the rating is under review or observation, as evidence was found that the rating could have been influenced by a conflict of interest.

Sanctions applicable

In the event any employee, management, or board member fails to disclose any situation that could generate a conflict of interest in a timely manner, or attempts to hide any such situation, the Compliance Officer, together with the Company CEO and Chief Risk Officer, will analyze the case and determine the measures and/or sanctions to be levied considering the impact on the continuity of the operations of HR Ratings.

The Head Compliance Officer will be responsible for examining and determining infractions committed and for imposing sanctions according to the breach in question, which may be:

1. Verbal reprimand
2. Written reprimand
3. 3 to 10 day suspension without pay
4. Termination of employment

The Compliance Officer, together with the Risk Officer, will impose the sanctions for serious violations of the Company rules, on hearing the opinion of the independent members of the Board of Directors.

In this case, the alleged offender may challenge the sanction imposed before the independent members of the Board of Directors within 10 business days of receiving notice of the sanction.

The sanction may be reduced if the offender recognizes the commission of the violation and makes amends.